Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 6 DATED SEPTEMBER 20, 2016

TO THE PROSPECTUS DATED APRIL 21, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 21, 2016 (the “Prospectus”), as supplemented by Supplement No. 2, dated July 22, 2016, Supplement No. 3, dated August 15, 2016 Supplement No. 4, dated August 16, 2016, and Supplement No. 5, dated August 31, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A. To provide an update regarding the BTC Partnership and related agreements;

B. To provide an update regarding amendments to the Distribution Reinvestment Plan and the Share Redemption Program; and

C. To update Appendix E to the Prospectus, effective October 31, 2016.

A. Update regarding BTC Partnership and Related Agreements

The following updates the sections of the prospectus titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments—Joint Venture” on pages 111-114 of the Prospectus and “The Advisor and the Advisory Agreement—Services Agreement” on page 138 of the Prospectus.

Background

As disclosed in the section of the Prospectus titled, “Investments in Real Properties, Real Estate Securities and Debt-Related Investments—Joint Venture” on pages 111-114 of the Prospectus, two of our wholly-owned subsidiaries, IPT BTC I GP LLC, or the “General Partner” and IPT BTC I LP LLC, or the “IPT Limited Partner” and, together with the General Partner, the “IPT Partners,” are partners in the BTC Partnership. The IPT Partners currently own a 20% interest in the BTC Partnership and third party limited partners, which we refer to collectively as the “BCIMC Limited Partners” own the remaining 80% interest in the BTC Partnership. The BTC Partnership Agreement sets forth the terms pursuant to which the BTC Partnership continues to invest in a portfolio of industrial properties located in certain major United States distribution markets, targeted to be comprised of approximately (i) 80% development investments and (ii) 20% core and value-add investments.

Pursuant to the BTC Partnership Agreement, the General Partner is obligated to provide, directly or indirectly by appointing an affiliate or a third party, acquisition and asset management services and, to the extent applicable, development management and development oversight services, which we refer to collectively as the “BTC Advisory Services.” As compensation for providing the BTC Advisory Services, the BTC Partnership is obligated to pay the General Partner, or its designee, certain fees in accordance with the terms of the BTC Partnership Agreement. As disclosed in the section of the Prospectus titled, “The Advisor and the Advisory Agreement—Services Agreement” on page 138 of the Prospectus, the General Partner and the Advisor entered into an amended and restated agreement, effective as of February 12, 2015 as further amended on November 25, 2015 and January 28, 2016, which we refer to as the “Services Agreement,” pursuant to which the General Partner appointed the Advisor to provide the BTC Advisory Services and assigned to the Advisor the fees payable pursuant to the BTC Partnership Agreement for providing the BTC Advisory Services. The Services Agreement has been amended and restated, as described below under “Amendments to Agreements.” In addition, the BTC Partnership Agreement contains procedures for making distributions to the parties, including incentive distributions to the General Partner, which are subject to certain investment return thresholds being achieved. The General Partner previously agreed to share with the Advisor a portion of any incentive distributions paid to the General Partner by the BTC Partnership in an amount equal to 60% of the percentage interest of the BTC Partnership held by partners other than the IPT Partners, which we refer to as the “Promote.” Further, the Services Agreement, prior to being amended as described below, provided that it would terminate upon termination of the Advisory Agreement, with the exception that if the Advisory Agreement was terminated other than for “cause,” the Advisor would have the right, in its sole discretion, to require the General Partner to seek the consent of the BCIMC Limited Partners to sell 50% of the General Partner’s general partner interest in the BTC Partnership to the Advisor for the fair market value of the interest. In such event, the Services Agreement would have required the General Partner to seek the BCIMC Limited Partners’ consent to the sale and the admission of the Advisor as an administrative general partner of the BTC Partnership. If the Advisor had been made the administrative general partner, then the Services Agreement would have terminated and the Advisor would have continued to provide the BTC Advisory Services and receive the same fees and Promote as those to which the Advisor had been entitled under the Services Agreement prior to its termination, but the Advisor would not control or manage the BTC Partnership. The Services Agreement provided that if the BCIMC Limited Partners did not consent or if the Advisor determined not to purchase the interest, then the Services Agreement would terminate.

Amendments to Agreements

On September 15, 2016, the BTC Partnership Agreement and the Services Agreement were amended and the IPT Partners entered into the Letter Agreement (described below), in order to amend the structure of the arrangement between the Advisor, the General Partner and the BTC Partnership. The amended structure does not change the economic interests of the parties, including between us and the Advisor. As part of this restructuring, Industrial Property Advisors Sub I LLC, a wholly-owned subsidiary of the Advisor, or the “Advisor Sub,” was admitted as a special limited partner of the BTC Partnership in exchange for a $10,000 capital contribution, pursuant to the Third Amended and Restated Agreement of Limited Partnership of the BTC Partnership, dated September 15, 2016, or the “Amended BTC Partnership Agreement.” The Advisor Sub was admitted as a special limited partner for the sole purpose of enabling the Advisor, through its ownership of the Advisor Sub, to receive payment of any Promote to which the Advisor had been entitled under the Services Agreement from the BTC Partnership, rather than having any such payment from the BTC Partnership first pass through the General Partner before reaching the Advisor. Following the admission of the Advisor Sub as the special limited partner, the IPT Partners continue to own a 20% interest in the BTC Partnership and the BCIMC Limited Partners continue to own the remaining 80% interest in the BTC Partnership. As the special limited partner, the Advisor Sub has no authority to participate in or control the business or affairs of the BTC Partnership and is not required to participate in capital calls or otherwise make additional capital contributions to the BTC Partnership. The Advisor Sub is not entitled to distributions from the BTC Partnership in excess of its capital contribution and the Promote to which the Advisor already had been entitled under the Services Agreement.

In connection with the execution of the Amended BTC Partnership Agreement, the General Partner, the Advisor and the Advisor Sub entered into that certain Second Amended and Restated Agreement, dated as of September 15, 2016, or the “Amended Services Agreement.” The parties entered into the Amended Services Agreement in order for the Advisor to assign its right, title and interest in the agreement to the Advisor Sub and to remove the provisions requiring the General Partner to pay the Promote to the Advisor, given that the Advisor Sub has become a special limited partner of the BTC Partnership and is entitled to receive the Promote directly from the BTC Partnership. Like the Services Agreement, the Amended Services Agreement provides that the fees payable to the Advisor pursuant to the Advisory Agreement are reduced by the product of (i) the fees actually paid to the Advisor Sub pursuant to the Amended Services Agreement, and (ii) the percentage interest of the BTC Partnership owned by the IPT Partners. As was the case under the Services Agreement before it was amended, the Amended Services Agreement provides that it will terminate upon termination of the Advisory Agreement with the exception that if the Advisory Agreement is terminated other than for “cause,” the Advisor Sub will have the option, in its sole discretion, to seek to become the administrative general partner of the BTC Partnership; provided, that, the Advisor Sub will not be permitted to exercise this option in the event that the termination of the Advisory Agreement is a result of the consummation of a sale of all of the IPT Partners’ interests in the BTC Partnership to an unaffiliated party and the IPT Partners elect to exercise their rights under that certain letter agreement regarding drag-along rights, dated as of September 15, 2016, or the “Letter Agreement,” to require the Advisor Sub to sell all of its interest in the BTC Partnership to such party. Unlike the Services Agreement, the Amended Services Agreement does not require the General Partner to attempt to sell 50% of its general partner interest in the BTC Partnership to the Advisor Sub in order to enable the Advisor Sub to exercise its option to seek to become the administrative general partner of the BTC Partnership. In the event the Advisor Sub exercises its option to seek to become the administrative general partner, the General Partner will seek the BCIMC Limited Partners’ consent to make the Advisor Sub the administrative general partner of the BTC Partnership. If the Advisor Sub is made the administrative general partner, then the Amended Services Agreement will terminate and the Advisor Sub will continue to provide the BTC Advisory Services and receive the same fees as those to which the Advisor Sub was entitled under the Amended Services Agreement prior to its termination, but the Advisor Sub will not control or manage the BTC Partnership. If the BCIMC Limited Partners do not consent or if the Advisor determines not to seek to become the administrative general partner, then the Amended Services Agreement will terminate.

B. Update regarding Amendments to the Distribution Reinvestment Plan and the Share Redemption Program

The following updates the sections of the prospectus titled “Prospectus Summary—Distribution Reinvestment Plan” and “—Share Redemption Program” on pages 24-26 of the Prospectus and “Description of Capital Stock—Distribution Reinvestment Plan” and “—Share Redemption Program” on pages 187-193 of the Prospectus, as well as similar disclosure throughout the Prospectus concerning the distribution reinvestment plan and the share redemption program.

Our board of directors has approved and adopted the Third Amended and Restated Distribution Reinvestment Plan, which we refer to as the “Amended DRP”. We amended the price at which additional shares of the same class may be purchased pursuant to the distribution reinvestment plan to a price equal to the estimated NAV per share of the Class A shares and the Class T shares, respectively, most recently disclosed by us in a public filing with the SEC. The Amended DRP will take effect on October 31, 2016. Accordingly, distributions declared for the third quarter, which are expected to be paid no later than October 15, 2016, will be reinvested at the current distribution reinvestment plan prices of $9.9187 per Class A Share and $9.8298 per Class T Share, respectively. The new estimated NAV per share pricing under the Amended DRP will first be applied to any distributions for the fourth quarter, which are presently expected to be paid no later than January 15, 2017. We next expect to disclose an estimated NAV per share in a public filing with the SEC no later than December 30, 2016, such that any distributions for the fourth quarter that are reinvested pursuant to the Amended DRP will be reinvested at a price equal to the estimated NAV per share of the Class A shares and the Class T Shares, respectively, that we disclose on or before December 30, 2016. Such estimated NAV per share may be higher or lower than the current purchase price for shares under the distribution reinvestment plan.

If a participant wishes to terminate participation in the Amended DRP prior to the anticipated date of the reinvestment of distributions for the fourth quarter of 2016, participants must notify us in writing of such decision, and we must receive the notice by the close of business on December 30, 2016. Notice of termination should be sent to:

For regular mail:	For overnight deliveries:
Dividend Capital	Dividend Capital
c/o DST Systems, Inc.	c/o DST Systems, Inc.
PO Box 219079	430 West 7th Street, Suite 219079
Kansas City, Missouri 64121-9079	Kansas City, Missouri 64105

Additionally, our board of directors has approved and adopted the Second Amended and Restated Share Redemption Program, which we refer to as the “Amended SRP”, which also will take effect on October 31, 2016. The Amended SRP will continue to provide eligible stockholders with limited, interim liquidity by enabling them to present for redemption all or a portion of their shares of our Class A shares or Class T shares. Subject to the limitations of the Amended SRP and the special pricing applicable to redemptions in connection with the death of a stockholder, stockholders may redeem shares under the Amended SRP at a price equal to or at a discount from the initial purchase price such stockholder paid for the shares being redeemed and the amount of the discount will vary based upon the length of time that such stockholder held the shares subject to redemption, as described in the following table:

Share Purchase Anniversary	Redemption Price as a Percentage of Purchase Price
Less than one year	No Redemption Allowed
One year	92.5%
Two years	95.0%
Three years	97.5%
Four years and longer	100.0%

The share redemption program has been amended to reflect that if we are no longer engaged in a public offering of primary shares, the redemption price will continue to be calculated in accordance with the above table (subject to the limitations and exceptions described in the program); provided, that, if the redemption price calculated in accordance with the terms of the share redemption program would result in a price that is higher than the estimated NAV per share of the Class A shares and the Class T shares, respectively, most recently disclosed by us in a public filing with the SEC, then the redemption price will be equal to the respective estimated NAV per share most recently disclosed by us in a public filing with the SEC.

As previously announced, our board of directors has determined that we will cease new sales of primary offering shares at the earlier to occur of either (i) December 21, 2016 or (ii) the date on which we have raised approximately $500 million of additional gross proceeds from the sale of primary offering shares (calculated starting on August 15, 2016). Therefore, we presently expect that our public offering of primary shares will terminate before the anticipated redemption date for any shares submitted for redemption during the fourth quarter of 2016, which, if redeemed, would be redeemed no later than January 15, 2017. Accordingly, the redemption price for any shares tendered for redemption during the fourth quarter, including any shares tendered in connection with the death of a stockholder, will be no greater than the estimated NAV per share of the Class A shares and the Class T Shares, respectively, which we expect to disclose in a public filing with the SEC no later than December 30, 2016. The respective estimated NAV per share disclosed by us no later than December 30, 3016 may not be equal to the price calculated in accordance with the above table or the price a stockholder paid for their shares of our common stock being redeemed.

Our board of directors, in its sole discretion, may determine at any time to modify the Amended SRP to redeem shares at a price that is higher or lower than the price paid for the shares by the redeeming stockholder. In addition, there are limitations on stockholders’ ability to have their shares of our common stock redeemed pursuant to the Amended SRP, which are described in more detail in the Amended SRP. For a stockholder’s shares to be eligible for redemption in a given quarter, we must receive a written notice from the stockholder or from an authorized representative of the stockholder in good order and on a form approved by us at least 15 days before the end of the applicable quarter, or by December 16, 2016 in the case of redemption requests to be submitted during the fourth quarter. If our Board of Directors determines to materially amend, suspend or terminate the Amended SRP, we will provide stockholders with 30 days’ prior notice. Any notice of the material amendment, suspension or termination of the Amended SRP will be provided by us in a Current Report on Form 8-K filed with the SEC.

The prices per share of each respective class of shares offered pursuant to the Amended DRP and the redemption price per share that a stockholder will be eligible to receive under the Amended SRP will not represent the fair value of our assets less liabilities in accordance with GAAP, and such prices per share will not serve as a representation, warranty or guarantee that: (i) a stockholder would be able to realize the respective price per share if such stockholder attempted to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to the respective price per share upon our liquidation or sale; (iii) shares of our common stock would trade at the respective price per share on a national securities exchange; or (iv) a third party would offer the respective price per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock.

C. Update to Appendix E to the Prospectus, Effective October 31, 2016

Commencing on October 31, 2016, the Distribution Reinvestment Plan included as Appendix E to this Supplement supersedes and replaces the Distribution Reinvestment Plan presently included as Appendix E to the Prospectus.

APPENDIX E: THIRD AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

This THIRD AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN (“Plan”) is adopted by the board of directors of Industrial Property Trust Inc., a Maryland corporation (the “Company”), pursuant to its charter (the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who (i) purchase shares of the Company’s common stock (“Shares”) pursuant to the Company’s initial public offering (the “Initial Offering”), or (ii) purchase Shares pursuant to any future offering of the Company (“Future Offering”), and who elect to participate in the Plan, the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each participating Stockholder (the “Dividends”), including Dividends paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such participating Stockholders directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the participating Stockholder’s state of residence.

Additionally, as agent for the holders of limited partnership interests (the “OP Interests”) of Industrial Property Operating Partnership LP (the “Partnership”) who acquire such OP Interests as a result of any transaction of the Partnership, and who elect to participate in the Plan (together with the participating Stockholders, the “Participants”), the Partnership will apply all distributions declared and paid in respect of the OP Interests held by each Participant (the “Distributions”), including Distributions paid with respect to any full or fractional OP Interests acquired, to the purchase of Shares having the same class designation as the applicable class of OP Units for such Participant to which such Distributions are attributable for such Participant directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the Participant’s state of residence.

2. Effective Date. The effective date of this Plan shall be October 31, 2016.

3. Procedure for Participation. Any Stockholder or holder of OP Interests that has received a prospectus, as contained in a registration statement of the Company registering the class of Shares to be purchased by such Stockholder or holder of OP Interests under this Plan (the “Plan Shares”) and filed with the Securities and Exchange Commission (the “Commission”), may elect to become a Participant by completing and executing the subscription agreement, an enrollment form or any other appropriate authorization form as may be available from the Company, the Partnership, the Dealer Manager or Soliciting Dealer, including an acknowledgment that a prospectus, as contained in the Company’s registration statement filed with the Commission and amended or supplemented to date, has been delivered or made available to such Stockholder or holder of OP Interests. Participation in the Plan will begin with the next Dividend or Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization, and for all Dividend or Distribution payment dates thereafter. Shares will be purchased under the Plan on the date that Dividends or Distributions are paid by the Company or the Partnership, as the case may be. The Company intends to pay Dividends and, on behalf of the Partnership, Distributions on a quarterly basis. If at any time prior to the listing of the Shares on a national stock exchange, the information provided by a Participant in the subscription agreement changes, including but not limited to a Participant no longer being able to make the representations or warranties set forth in the subscription agreement, the Company requests that the Participant promptly so notify the Company in writing.

4. Purchase of Shares. Participants will acquire Plan Shares at a price equal to the estimated net asset value (“NAV”) per share of the Class A Shares and the Class T Shares, respectively, most recently disclosed by the Company in a public filing with the Commission as of the date the Plan Shares are issued. Participants will acquire Plan Shares at such respective prices until the earliest of (i) all the Plan Shares registered in the Initial Offering and any Future Offering are issued, (ii) the Initial Offering and any Future Offering of Plan Shares terminate and the Company elects to deregister with the Commission the unsold Plan Shares, (iii) the shares of the Company’s common stock are listed on a national securities exchange, at which time any registered Plan Shares then available under the Plan will be sold at a price equal to the fair market value of such class of Shares, as determined by the Company’s Board by reference to the applicable sales price in respect to the most recent trades occurring on or prior to the relevant distribution date, or (iv) the Company’s Board, in its sole discretion, determines for any reason to modify the Plan to provide for a higher or lower price at which Plan Shares may be purchased. Any such price modification may be arbitrarily determined by the Board, or may be determined on a different basis, including but not limited to a price equal to an estimated value per share of such class of Shares or the then current NAV per share of such class of Shares, as calculated in accordance with policies and procedures developed by the Board. Participants in the Plan may also purchase fractional Shares so that 100% of the Dividends or Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares to the extent that any such purchase would cause such Participant to exceed the Aggregate Share Ownership Limit or the Common Share Ownership Limit as set forth in the Charter or otherwise would cause a violation of the Share ownership restrictions set forth in the Charter.

The estimated NAV per share will not represent the fair value of the Company’s assets less liabilities in accordance with U.S. generally accepted accounting principles (“GAAP”), and any such estimated NAV per share is not a representation, warranty or guarantee that: (i) a Participant would be able to realize the estimated NAV per share if the Participant attempts to sell his or her Shares; (ii) a Participant would ultimately realize distributions per share equal to the estimated NAV per share upon the Company’s liquidation or sale; (iii) the Shares would trade at the estimated NAV per share on a national securities exchange; or (iv) a third party would offer the estimated NAV per share in an arm’s-length transaction to purchase all or substantially all of the Shares. Participants should not rely on the estimated NAV per share as being an accurate measure of the then-current value of the Shares in deciding whether to reinvest distributions pursuant to this Plan.

Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (a) the Plan Shares which will be registered with the Commission in connection with the Company’s Initial Offering, (b) Shares to be registered with the Commission in a Future Offering for use in the Plan (a “Future Registration”), or (c) Shares of the Company’s common stock purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed) (collectively, the “Secondary Market”).

Shares purchased in any Secondary Market will be purchased by the Company at the then-prevailing market price, which price will be utilized for purposes of issuing such Shares in the Plan. Shares acquired by the Company in any Secondary Market or registered in a Future Registration for use in the Plan may be at prices lower or higher than the Share price which will be paid for the Plan Shares pursuant to the Initial Offering.

If the Company acquires Shares in any Secondary Market for use in the Plan, the Company shall use its reasonable efforts to acquire Shares at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the Participant in the Plan will be at the lowest possible price and such price may not represent the estimated NAV per share of the Shares or the fair value of the Company’s assets less liabilities in accordance with GAAP. Further, irrespective of the Company’s ability to acquire Shares in any Secondary Market or to make a Future Offering for Shares to be used in the Plan, the Company is in no way obligated to do either, in its sole discretion.

5. Taxes. IT IS UNDERSTOOD THAT REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY WHICH MAY BE PAYABLE ON THE DIVIDENDS AND DISTRIBUTIONS. ADDITIONAL INFORMATION REGARDING POTENTIAL PARTICIPANT INCOME TAX LIABILITY MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE COMMISSION.

6. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding common stock.

7. Reports. Within 90 days after the end of the Company’s fiscal year, the Company shall provide, or cause to be provided, to each Stockholder an individualized report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of Dividend and/or Distribution payments and amounts of Dividends and/or Distributions paid during the prior fiscal year. In addition, the Company shall provide, or cause to be provided, to each Participant an individualized report at the time of each Dividend and/or Distribution payment showing the number of Shares owned prior to the current Dividend and/or Distribution, the amount of the current Dividend and/or Distribution and the number of Shares owned after the current Dividend and/or Distribution.

8. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering to the Company a written notice. Such notice must be received by the Company prior to the last day of a quarter in order for a Participant’s termination to be effective for such quarter (i.e., a termination notice will be effective as of the last day of the quarter in which it is received and will not affect participation in the Plan for any prior quarter). Further, any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. In addition, the receipt by the Company of a request from a Participant for redemption of all of the Participant’s Shares will terminate the Participant’s participation in the Plan. A Participant who chooses to terminate participation in the Plan must terminate his or her entire participation in the Plan and will not be allowed to terminate in part. There are no fees associated with a Participant’s terminating his or her interest in the Plan. A Participant in the Plan who terminates his or her interest in the Plan will be allowed to participate in the Plan again by notifying the Company and completing any required forms, including an acknowledgment that the then current version of the prospectus or a separate current prospectus relating solely to the Plan has been delivered or made available to the Participant. If the Company intends to list the Shares on a national stock exchange, the Plan may be terminated, and any balance in a terminating Participant’s account that does not reflect a whole number of Shares will be distributed to the terminating Participant in cash. From and after termination of Plan participation for any reason, Dividends and/or Distributions will be distributed to the Stockholder or holder of OP Interests in cash.

9. Amendment or Termination of Plan by the Company. The Board of the Company may by majority vote (including a majority of the Independent Directors) amend or terminate the Plan for any reason; provided, however, that if the Board materially amends the Plan or terminates the Plan, such material amendment or termination, as applicable, shall only be effective upon 10 days’ written notice to the Participants, which notice shall be provided by the Company in a Current Report on Form 8-K publicly filed with the Commission.

10. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; or (b) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act or the securities laws of a particular state, the Company has been advised that, in the opinion of the Commission and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.